January 16, 2007

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:                                                       Innovo Group Inc. (the “Company”)

Registration Statement on Form S-3, File No. 333-137843

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby requests the Securities and Exchange Commission’s (the “Commission”) consent to the withdrawal of the Company’s Registration Statement (File No. 333-137843) on Form S-3 filed with the Commission on October 5, 2006 (the “Registration Statement”) and all exhibits thereto.  The Company is withdrawing the Registration Statement, which has not been declared effective, because the Company did not meet the eligibility requirements at the time the Registration Statement was filed.  No securities were sold, and no securities will be sold, under the above referenced Registration Statement.

Should you have any additional questions and/or need additional information please contact me at 323-837-3703 or our counsel Erica McGrady Johnson at Akin Gump Strauss Hauer & Feld LLP at 202-887-4327.

Sincerely,

Innovo Group Inc.

/s/ Marc Crossman
Marc Crossman
CEO, President and CFO

cc:                                 Erica McGrady Johnson, Esq., Akin Gump Strauss Hauer & Feld LLP

Kelly Tien, Ernst & Young LLP

5901 South Eastern Avenue, Commerce, CA 90040

(Tele) 323.837.3700 • (Fax) 323.837.3791

www.innovogroup.com